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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                     For the month of    AUGUST        , 2002.
                                      ----------------

                             VHQ ENTERTAINMENT INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

              6201 - 46th Avenue, Red Deer, Alberta Canada T4N 6Z1
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
         Form 20-F   X    Form 40-F
                  -------           --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes         No  X
            -------    -------

         If "Yes" is marked,  indicate below the file number  assigned to the
registrant in connection with Rule 12g3-2(b):   82-_____________

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                       VHQ ENTERTAINMENT INC.
                                       ------------------------------------
                                                 (Registrant)

         Date   December 2, 2002       By  /s/ TREVOR M. HILLMAN
             -------------------          ---------------------------------
                                                (Signature)1
                                          Trevor M. Hillman
                                          Chief Executive Officer






--------
1 Print the name and title of the signing officer under his signature.

                                AGENCY AGREEMENT

                                                                 August 26, 2002

VHQ Entertainment Inc.
6201-46th Avenue
Red Deer, Alberta
T4N 6Z1

Attention:        Gregg C. Johnson
                  PRESIDENT AND CHIEF OPERATING OFFICER

Dear Sirs:

Re:      PROSPECTUS OFFERING OF UNITS CONSISTING OF COMMON SHARES AND WARRANTS
         ---------------------------------------------------------------------

         We understand that:

         (a) VHQ Entertainment Inc. (the "Corporation") is authorized to issue an unlimited number of Common Shares (as hereinafter defined) and an unlimited number of preferred shares, issuable in series;

         (b) as at August 26, 2002, 12,538,559 Common Shares and no preferred shares were outstanding as fully paid and non-assessable shares and an aggregate of 3,034,186 Common Shares and no preferred shares were reserved for issue pursuant to outstanding options, warrants, convertible securities and other rights to acquire Common Shares;

         (c) the Corporation proposes to issue and sell a minimum of 2,500,000 Units and a maximum of 6,250,000 Units at a price of $0.80 per Unit, each Unit consisting of one Unit Share (as hereinafter defined) and one Unit Warrant (as hereinafter defined), for minimum gross proceeds of $4,000,000 and maximum gross proceeds of $10,000,000; and

         (d) the Corporation agrees to grant to the Agents the Over-Allotment Option (as hereinafter defined).

         Based on the foregoing and upon the terms and subject to the conditions set out below, upon the acceptance hereof by the Corporation, the Corporation hereby appoints the Agents (as hereinafter defined) to act as the sole and exclusive agents of the Corporation to solicit, on a reasonable efforts basis, offers to purchase the Units, and the Agents hereby agree to act as such agents. It is understood and agreed that the Agents are under no obligation to purchase any Units, although they may subscribe for and purchase Units if they so desire.

         The terms and conditions of this Agreement are as follows:

1.       DEFINITIONS, INTERPRETATION AND SCHEDULES:

         (a)      DEFINITIONS:  Whenever used in this Agreement:

              (i)      "Agents" mean Desjardins and First Associates;

              (ii) "Agents' Commission" means the commission payable by the Corporation to the Agents pursuant to subparagraph 7(a) hereof;

              (iii) "Agents' Expenses" means all expenses of the Agents incidental to the creation, conceptualization, issue and sale of the Units including, without limitation, the fees and disbursements of the Agents' counsel and the Agents' "out of pocket" expenses in connection with the Offering as provided for in paragraph 17;

              (iv) "Agents' Options" means the non-transferable options to be issued by the Corporation to the Agents as additional consideration in connection with the Offering, each Agents' Option entitling the holder thereof to purchase one Unit at any time prior to 5:00 p.m. (Toronto time) on the date which is 730 days following the Closing Date at an exercise price of $0.80 per Unit;

              (v) "Agreement" means the agreement resulting from the acceptance by the Corporation of the offer made by the Agents herein, as amended or supplemented from time to time;

              (vi) "Ancillary Documents" means all agreements and documents, including the Warrant Indenture, to be executed and delivered by the Corporation in connection with the transactions contemplated by this Agreement;

              (vii) "Auditors" means Collins Barrow, the auditors of the Corporation;

              (viii) "Business Day" means a day which is not a Saturday, a Sunday or a statutory or civic holiday in Calgary, Alberta or Toronto, Ontario;

              (ix) "Closing" means the purchase and sale of the Units pursuant to this Agreement;

              (x) "Closing Date" means September 19, 2002 or such other date or dates as the Corporation and the Agents may mutually agree upon, but in no event later than November 25, 2002 unless authorized by the Securities Commissions and agreed to by the Agents;

              (xi) "Closing Time" means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Agents may mutually agree upon;

              (xii)    "Common  Shares"  means  the  common  shares  which   the
                       Corporation is authorized to issue as constituted on the date hereof;

              (xiii) "Corporation" means VHQ Entertainment Inc., a corporation continued under the CANADA BUSINESS CORPORATIONS ACT;

              (xiv)    "Desjardins" means Desjardins Securities Inc.;

              (xv) "Distribution" means distribution or distribution to the public, as the case may be, as those terms are defined in the Securities Laws;

              (xvi) "Final Prospectus" means the final prospectus qualifying, among other things, the Distribution of the Units and the Agents' Options in the Qualifying Provinces;

              (xvii) "Financial Statements" means the financial statements, the notes to the financial statements and the auditors' report on the audited financial statements, and all financial, accounting and numerical data, contained in, the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment, as the case may be;

              (xviii)  "First  Associates"  means  First  Associates Investments
                       Inc.;

              (xix) "Offered Securities" means the Units and the Unit Shares and Unit Warrants contained in the Units;

              (xx) "Offering" means the offering for sale by the Corporation pursuant to the Prospectus of a minimum of 2,500,000 Units and a maximum of 6,250,000 Units at a price of $0.80 per Unit provided that, to the extent the Over-Allotment Option is exercised, "Offering" shall mean and include the Units sold pursuant to such exercise;

              (xxi) "Ontario Act" means the SECURITIES ACT (Ontario) together with the rules and regulations thereunder, as amended from time to time;

              (xxii) "Over-Allotment Option" means the option granted by the Corporation to the Agents, exercisable for a period of 90 days from the Closing Date, to require the Corporation to issue and sell a number of Units up to 15% of the total number of Units sold pursuant to the Offering on the Closing Date, and on the same terms and conditions as such Units, to cover over-allotments, if any;

              (xxiii)  "Person"   means   an   individual,   a  partnership,   a
                       corporation, a trust, an unincorporated organization, a government or political subdivision thereof, a governmental agency or any other entity of any nature or kind whatsoever;

              (xxiv) "Preliminary Prospectus" means the preliminary prospectus of the Corporation dated June 6, 2002;

              (xxv) "Prospectus" means the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment, collectively;

              (xxvi) "Prospectus Amendment" means any amendment to the Final Prospectus;

              (xxvii) "Qualifying Provinces" means the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec;

              (xxviii) "Securities Commissions"  means the securities regulatory authorities in the Qualifying Provinces collectively;

              (xxix) "Securities Laws" means the securities legislation and regulations of the Qualifying Provinces, and the policies, rules, orders and interpretation notes of the Securities Commissions;

              (xxx)    "Stock Exchange" means the Toronto Stock Exchange;

              (xxxi) "Subsidiaries" means Integrated Retail Corp., Safiqa Holdings Ltd. and 705556 Alberta Ltd., all corporations incorporated under the laws of Alberta, and Star Vision Enterprises Inc., a corporation incorporated under the laws of Saskatchewan;

              (xxxii) "Supplemental Material" means all supplemental or additional or ancillary material, information, returns, reports, applications, statements, certificates, comfort letters and documents relating to the Preliminary
                       Prospectus, the Final Prospectus or any Prospectus Amendment, as the case may be, required to be filed by the Corporation in compliance with the Securities Laws;

              (xxxiii) "Transfer  Agent"  means  Computershare  Trust Company of
                       Canada;

              (xxxiv) "Unit Shares" means the Common Shares contained in the Units;

              (xxxv) "Unit Warrants" means the common share purchase warrants contained in the Units, each whole Unit Warrant entitling the holder thereof to purchase, subject to adjustment in accordance with the Warrant Indenture, one Common Share at any time commencing on the date of issue thereof and continuing until 4:30 p.m. (Toronto time) on the day which is 730 days following the Closing Date, at an exercise price of $1.00 per common share during the first 365 days and $1.25 per Common Share during the second 365 days, and includes the common share purchase warrants issuable upon exercise of the Agents' Options;

              (xxxvi)  "Units"  means  the Units,  each Unit  consisting  of one
                       Unit  Share  and  one  Unit   Warrant,   offered  by  the
                       Corporation pursuant to the Offering; and

              (xxxvii) "Warrant  Indenture"  means the  warrant  indenture to be dated the Closing Date between the Corporation and the Transfer Agent, as warrant agent;

         (b) SCHEDULES: The following schedules are attached to and shall be deemed to be incorporated by reference in this Agreement:

                  SCHEDULE                         TITLE

                  Schedule A                       Form of Officer's Certificate

         (c) OTHER DEFINED TERMS: In this Agreement, the words and terms "affiliate", "associate", "misrepresentation", "material fact", "material change" and "senior officer" shall have the meaning given to such word or term in the Ontario Act, unless specifically provided otherwise herein.

         (d) PLURAL AND GENDER: Words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender and neuter.

         (e) CURRENCY: All references to monetary amounts in this Agreement are to lawful money of Canada.

2.       THE OFFERING:

         (a) SALE OF UNITS ON A REASONABLE EFFORTS BASIS: The Agents agree to use their reasonable efforts to solicit offers to purchase the Units in the Qualifying Provinces.

         (b) APPOINTMENT OF SELLING GROUP: The Corporation agrees that the Agents shall have the right to form a selling group or selling groups of investment dealers, registered dealers or others to participate in the soliciting of offers to purchase the Units. The Agents shall have the exclusive right to determine the compensation arrangements with the members of the selling group(s).

         (c) COVENANTS OF THE AGENTS: The Agents covenant with the Corporation that they will comply with the Securities Laws in connection with the Offering. The Agents represent and warrant that they are qualified to so act in the Qualifying Provinces in which they solicit offers to purchase the Units.

         (d) RESTRICTIONS ON SALE OUTSIDE THE QUALIFYING PROVINCES: The Agents agree not to distribute the Units in such manner as to require registration of the Offered Securities or the filing of a prospectus or any similar document under the laws of any jurisdiction outside the Qualifying Provinces and to distribute the Units only in accordance with applicable laws. The Agents agree that they will not offer or sell the Units within the United States of America or its territories or possessions, except pursuant to Rule 144A or Regulation D under the United States Securities Act of 1933. Any agreements between the Agents and the members of any selling group will contain similar restrictions to those contained in this paragraph.

         (e) SEPARATION OF UNITS: The Corporation covenants with the Agents that the Units shall not be separable into Unit Shares and Unit Warrants until after a date to be determined by the Agents in their sole discretion which will be not later than 90 days from the Closing Date.

3. FILING PROSPECTUS: The Corporation shall, as soon as possible and in any event by 5:00 p.m. (Toronto time) on August 26, 2002, prepare and file the Final Prospectus and other related documents in each of the Qualifying Provinces and shall fulfil and comply with the Securities Laws required to be fulfilled or complied with by the Corporation to qualify the Offered Securities for Distribution in the Qualifying Provinces through the Agents or any other investment dealers or brokers registered as such in the Qualifying Provinces.

4. DUE DILIGENCE: Prior to filing the Final Prospectus, the Corporation shall allow the Agents to participate fully in the preparation of the Final Prospectus and shall allow the Agents to conduct all due diligence investigations which they may reasonably require to fulfil their obligations as agents and in order to enable them to execute responsibly the certificate required to be executed by them in the Final Prospectus.

5.       (a)      DELIVERIES ON FILING:  Prior to or  contemporaneously with the filing of the Final Prospectus with the Securities Commissions under the Securities Laws, the Corporation shall deliver to the Agents:

              (i)      a copy of the Final Prospectus  signed  and  certified as
                       required  by  the  Securities  Laws  in  the   Qualifying
                       Provinces;

              (ii) a copy of the Supplemental Materials to be filed by the Corporation in respect of the Final Prospectus;

              (iii) an opinion of Gowling Lafleur Henderson LLP addressed to the Agents in form and substance satisfactory to the Agents, dated as of the date of the Preliminary Prospectus and the Final Prospectus, respectively, to the effect that the French language version of the Preliminary Prospectus and the Final Prospectus, as the case may be, except for the Financial Statements and the Operating and Financial Review is in all material respects a complete and proper translation of the English language version thereof, and that such English and French language versions are not susceptible of any materially different interpretation with respect to any material matter contained therein and that the French language version of the Financial Statements and the Operating and Financial Review is in all material respects a complete and proper translation of the English language version thereof;

              (iv) a "long-form" comfort letter of the Auditors dated as of the date of the Final Prospectus (with the requisite procedures to be completed by the Auditors within two Business Days of the date of the Final Prospectus) addressed to the Agents and the board of directors of the Corporation, in form and substance satisfactory to the Agents, with respect to the financial and accounting information relating to the Corporation contained in the Final Prospectus, which letter shall be in addition to the Auditors' report contained in the Final Prospectus, and the Auditors' comfort letters addressed to the Securities Commissions in the Qualifying Provinces; and

              (v) evidence satisfactory to the Agents and the Agents' counsel, acting reasonably, that the Units, the Unit
                       Shares and the Common Shares issuable upon exercise of the Agents' Options and the Unit Warrants, as the case may be, have been conditionally approved for listing on the Stock Exchange.

         (b) PROSPECTUS AMENDMENTS: If the Corporation is required to prepare a Prospectus Amendment pursuant to subparagraph 6 of this Agreement, the Corporation shall also prepare and deliver promptly to the Agents a signed copy of such Prospectus Amendment. The Prospectus Amendment shall be in form and substance satisfactory to the Agents and their counsel. Concurrently with the delivery of any Prospectus Amendment, the Corporation shall deliver to the Agents, with respect to such Prospectus Amendment, documents similar to those referred to in subparagraphs 5(a)(ii) and (v).

         (c)      REPRESENTATIONS  AS  TO  THE  PROSPECTUS:   Delivery  of   the
                  Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment shall constitute a representation and warranty by the Corporation to the Agents that as at the date of delivery (i) all information and statements (except information and statements relating solely to the Agents)
                  contained in the Prospectus are true and correct and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offered Securities, (ii) no material fact or information has been omitted therefrom and no other fact or information has been omitted therefrom (except facts or information relating solely to the Agents) which is required to be stated therein or is necessary to make the statements or information contained therein not misleading in light of the circumstances under which they were made; and (iii) such documents comply fully with the requirements of the Securities Laws. Such deliveries shall also constitute the Corporation's consent to the Agents' use of the Prospectus for the Distribution of the Offered Securities in the Qualifying Provinces in compliance with the provisions of this Agreement and the Securities Laws.

         (d) COMMERCIAL COPIES: The Corporation shall deliver, without charge to the Agents, commercial copies of the Prospectus in such numbers and to such offices of the Agents as the Agents may reasonably request. Such delivery shall be effected as soon possible and, in any event, within four Business Days following the date of the receipt issued by the Securities Commissions for the Prospectus.

         (e) NOTICE OF TERMINATION OF DISTRIBUTION: The Agents shall after the Closing Date (i) use their reasonable efforts to terminate the Distribution of the Units as promptly as possible, and (ii) give prompt written notice to the Corporation when, in the opinion of the Agents, they have completed Distribution of the Units and of the total proceeds realized in each of the Qualifying Provinces.

6.       (a)      MATERIAL  CHANGE DURING  DISTRIBUTION:  During the period from the date hereof to the completion of the Distribution of the Units, the Corporation shall promptly notify the Agents in writing of:

              (i) the full particulars of any material change (actual or anticipated) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation or the Subsidiaries;

              (ii) any material fact which has arisen or been discovered and would have been required to have been stated in the Final Prospectus had the fact arisen or been discovered on, or prior to, the date thereof; and

              (iii) any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Final Prospectus, which fact or change is, or may be, of such a nature as to render any statement in the Final Prospectus misleading or untrue or which would result in a misrepresentation therein or which would result in the Final Prospectus not complying with the Securities Laws.

                  The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the reasonable satisfaction of the Agents, with all applicable filing and other requirements under the Securities Laws as a result of such fact or change provided that the Corporation shall not file any Prospectus Amendment or other document without first obtaining the approval of the Agents, after consultation with the Agents with respect to the form and content thereof, which approval will not be unreasonably withheld. The Corporation shall in good faith discuss with the Agents any fact or change in circumstances (actual or anticipated) relating to the Corporation or the Subsidiaries which is of such a nature that there is reasonable doubt whether written notice need be given under this paragraph.

         (b) CHANGE IN SECURITIES LAWS: If during the period of Distribution of the Units, there shall be any change in the Securities Laws which, in the opinion of the Agents requires the filing of a Prospectus Amendment, the Corporation shall, to the satisfaction of the Agents, acting reasonably, promptly prepare and file such Prospectus Amendment with the Securities Commissions in the Qualifying Provinces.

7.       SERVICES PROVIDED BY AGENT AND AGENTS' COMPENSATION:

         (a) SERVICES PROVIDED BY AGENTS: In consideration for the performance of the Agents' services pursuant to this Agreement, the Corporation agrees to pay to the Agents out of the proceeds of the Offering a commission equal to 8% of the gross proceeds of the Offering (the "Agents' Commission"). The Agents' Commission shall be divided as follows:

              (i) Desjardins shall receive 3% of the gross proceeds of the Offering and First Associates shall receive 1% of the gross proceeds of the Offering;

              (ii) In respect of all institutional sales, Desjardins shall receive a further 1.6% of the gross proceeds of such sales and First Associates shall receive a further 2.4% of the gross proceeds of such sales;

              (iii) Selling group members shall receive 4% of the gross proceeds of their respective sales unless the Agents mutually agree otherwise; and

              (iv) Desjardins and First Associates shall receive a further 4% of the gross proceeds of their respective retail sales.

               The Agents' Commission shall be payable to the Agents in the manner provided for in subparagraph 8 hereof.

         (b) AGENTS' OPTIONS: In addition to the Agents' Commission, as additional consideration for the performance of their obligations hereunder, the Corporation shall grant to the Agents at Closing (and, if the Over-Allotment Option is exercised, upon the closing thereof pursuant to paragraph 7), that number of Agents' Options as is equal to 10% of the number of Units issued pursuant to the Offering, in form and substance satisfactory to the Agents. Desjardins shall receive 75% of the Agents' Options and First Associates shall receive 25% of the Agents' Options.

8. CLOSING: The purchase and sale of the Units shall be completed at the Closing Time on the Closing Date at the offices of Gowling Lafleur Henderson LLP, or at such other place in Toronto or Alberta as the Agents and the Corporation may agree upon. At the Closing Time, the Corporation shall deliver to the Agents definitive certificates representing the Units, Unit Shares and the Unit Warrants and definitive certificates representing the Agents' Options, registered in such names as the Agents may notify the Corporation in writing not less than 24 hours prior to the Closing Time, against payment to the Corporation of the purchase price therefor, less the Agents' Commission and the Agents' Expenses, by cheque payable to the Corporation. The Agents shall retain the Agents' Commission and the Agents' Expenses (including an amount estimated by the Agents on account of Agents' Expenses not yet incurred or paid).

9. EXERCISE OF OVER-ALLOTMENT OPTION: The Agents may exercise the Over-Allotment Option at any time up to and including the 90th day following the Closing Date. The Agent shall give the Corporation at least one Business Day notice of such exercise. In the event of the exercise of the Over-Allotment Option, the provisions of paragraphs 7, 8 and 12 shall apply mutatis mutandis to the purchase and sale of the Units in respect of which the Over-Allotment Option is exercised.

10. REPRESENTATIONS AND WARRANTIES OF THE CORPORATION: The Corporation represents and warrants to the Agents, and acknowledges that the Agents are relying upon such representations and warranties, that:

         (a) the Corporation and the Subsidiaries have been duly incorporated and organized and are validly subsisting under the laws of their respective jurisdictions of incorporation and have all requisite corporate power and authority and are qualified or authorized to carry on their respective businesses as now conducted and to own, lease and operate their respective properties and assets in all jurisdictions where such qualification or authorization is required and, in the case of the Corporation, to enter into, execute and deliver this Agreement, the Agent's Options and each of the

                  Ancillary Documents to which it is a party and to perform and carry out its obligations hereunder and thereunder;

         (b) the Subsidiaries are the only subsidiaries of the Corporation; all of the outstanding shares of the Subsidiaries are fully paid and non-assessable and are legally and beneficially owned by the Corporation and no Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any of the unissued shares or other securities of the Subsidiaries or for the purchase or acquisition of any of the outstanding shares or other securities of the Subsidiaries;

         (c) the authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, of which, as at the date hereof, 12,538,559 Common Shares and no preferred shares are issued and outstanding as fully paid and non-assessable;

         (d) except as contemplated under this Agreement or as disclosed in the Final Prospectus, no Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any unissued shares or other securities of the Corporation;

         (e) the Corporation and the Subsidiaries have conducted and are conducting their respective businesses in compliance in all material respects with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which they carry on business, possess all material certificates, authorities, permits or licences issued by the appropriate provincial, territorial, municipal, federal or other regulatory agency or body necessary to carry on the respective businesses currently carried on, or contemplated to be carried on, by them, and are in compliance in all material respects with such certificates, authorities, permits and licences; none of the Corporation or any of the Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such certificates, authorities, permits or licences which, singly or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, would materially and adversely affect the conduct of the business, operations, financial condition or income of the Corporation or any of the Subsidiaries and none of them has received notice of the revocation or cancellation of, or any intention to revoke or cancel, any such certificate, authority, permit or licence;

         (f) other than as disclosed in the Final Prospectus, the Corporation and the Subsidiaries are the absolute legal and beneficial owners of, and have good and marketable title to, all of their respective material assets as described in the Prospectus, free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, and no other property rights are necessary for the conduct of the business of the Corporation or the Subsidiaries; there is no claim and the Corporation does not know of any basis for a claim that might or could adversely affect its and the Subsidiaries respective rights to use, transfer or otherwise exploit such property rights and none of the Corporation or any of the Subsidiaries has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any Person with respect to the property rights thereof;

         (g) the offering and sale of the Units, the compliance by the Corporation with the provisions of this Agreement and the consummation of the transactions contemplated herein do not
                  (i) require the consent, approval or authorization of, or registration or qualification with, any governmental authority, stock exchange, securities regulatory authority or other Person, except (A) such as have been obtained, or (B) such as may be required (and shall be obtained as provided in this Agreement) under the Securities Laws, or (ii) conflict with or result in any breach or violation of any of the provisions of, or create a state of facts which after notice or lapse of time or both would constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement (written or oral) or instrument to which the Corporation or the Subsidiaries or any of their respective properties is bound, or the articles or by-laws of the Corporation or the Subsidiaries, the resolutions of the shareholders or directors (or any committee thereof) or any statute or any judgment, decree, order, rule or regulation of any court or other governmental authority applicable to the Corporation or the Subsidiaries or any of their respective properties or assets;

         (h) each of this Agreement, the certificates representing the Units, Unit Shares and Unit Warrants, the Agents' Options and the Ancillary Documents has been, or prior to the Closing Time will have been, authorized, executed and delivered by the Corporation and each of them constitutes, or will constitute, a valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with the terms thereof, except that (i) the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally, (ii) equitable remedies, including, without limitation, specific performance and injunction, may be granted only in the discretion of a court of competent jurisdiction, and (iii) rights of indemnity, contribution and the waiver of contribution provided for herein may be limited under applicable law;

         (i) there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation since February 28, 2002 and there has not been any material adverse change in the business, operations or condition (financial or otherwise) or results of the operations of the Corporation since February 28, 2002, and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the business of the Corporation;

         (j) the Financial Statements fairly present in accordance with Canadian generally accepted accounting principles the financial position and condition of the Corporation at the respective dates thereof and reflect all liabilities (absolute, accrued, contingent or otherwise) of the Corporation as at the respective dates thereof;

         (k) the Financial Statements comply with the requirements of Part 4 of Ontario Securities Commission Rule 41-501 and no additional financial disclosure is required pursuant to Parts 6, 7 and 8 of such Rule;

         (l) other than as disclosed in the Final Prospectus, there is no action, suit, proceeding, enquiry or investigation (whether or not purportedly on behalf of the Corporation or any of the Subsidiaries) pending or threatened against or affecting the Corporation or any of the Subsidiaries at law or in equity or before or by any federal, provincial, territorial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which could in any way materially adversely affect the Corporation or any of the Subsidiaries or the condition (financial or otherwise) of the Corporation or any of the Subsidiaries or which questions the validity of the issuance of the Offered Securities or any action taken or to be taken by the Corporation contemplated in the Prospectus or pursuant to or in connection with this Agreement;

         (m) the Units, the Unit Shares and the Unit Warrants issued at Closing will be duly authorized and, in the case of the Units and Unit Warrants, validly issued and, in the case of the Unit Shares, validly issued as fully paid and non-assessable;

         (n) the Common Shares issuable upon exercise of the Unit Warrants and the Common Shares and Unit Warrants issuable upon exercise of the Agents' Options will be allotted and reserved for issue and, upon the exercise of the Unit Warrants and Agents' Options, such Unit Warrants will be validly issued and, in the case of the Common Shares, such Common Shares will be validly issued as fully paid and non-assessable;

         (o) the issued and outstanding Common Shares are listed and posted for trading on the Stock Exchange;

         (p) other than the Agents, there is no Person acting or purporting to act for the Corporation entitled to any brokerage or finder's fee in connection with this Agreement and, in the event any Person establishes a claim for any such fee from the Agents, the Corporation covenants to indemnify and hold harmless the Agents with respect thereto and with respect to all costs reasonably incurred in the defence thereof;

         (q) no order preventing or suspending trading in any securities of the Corporation or prohibiting the issue and sale of securities by the Corporation has been issued and no proceedings for either of such purposes are pending or, to the best knowledge of the Corporation, threatened;

         (r) the Corporation and the Subsidiaries own or have licensed or otherwise have the right to use all patents, patent applications, designs, registered designs, industrial designs, applications to register designs, registered and unregistered copyright, applications to register copyright, trade marks, trade secrets, domain names, if any, confidential information, know-how and inventions that are used in the conduct of the business of the Corporation or the Subsidiaries and which are material to the conduct by the Corporation or the Subsidiaries of the business thereof, as currently conducted or contemplated to be conducted;

         (s) all agreements pursuant to which the Corporation or the Subsidiaries hold their respective material assets are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms and neither the Corporation nor any of the Subsidiaries is in material default of any of the provisions of any such agreements nor has any such default been alleged and such assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situate, all leases and licences pursuant to which the Corporation or the Subsidiaries derive their respective interests in such material assets are in good standing and there has been no material default under any such leases or licences;

         (t) except as disclosed in the Final Prospectus, since February 28, 2002, neither the Corporation nor any of the Subsidiaries:

              (i) has paid or declared any dividends or incurred any material capital expenditure or made any commitment therefor,

              (ii) has incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not, and which in the aggregate are not, material, or

              (iii)    has entered into any material transaction;

         (u) except as disclosed in the Final Prospectus, neither the Corporation nor any of the Subsidiaries has approved, is contemplating, has entered into any agreement in respect of, or has any knowledge of

              (i)      the  purchase  of  any  material  assets  or any interest
                        therein or the sale, transfer or other disposition of any property or any interest therein currently owned, directly or indirectly, by the Corporation or any of the Subsidiaries whether by asset sale, transfer of shares or otherwise,

               (ii) a change of control (by sale or transfer of shares or sale of all or substantially all of the assets of the Corporation or any of the Subsidiaries or otherwise) of the Corporation or any of the Subsidiaries, or

               (iii) a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Corporation or any of the Subsidiaries;

         (v) except as disclosed in the Final Prospectus, the properties and the operations of the Corporation and of the Subsidiaries comply in all material respects with all applicable federal, provincial, territorial and local environmental, health and safety statutes, regulations and permits, and none of such properties or operations is subject to any judicial or administrative proceeding alleging the violation of any federal, state, provincial, territorial or local environmental, health or safety statute or regulation or is subject to any investigation in respect thereof;

         (w) to the best knowledge of the Corporation, none of the directors or officers of the Corporation or any associate or affiliate of any of the foregoing had, has or intends to have any material interest, direct or indirect, in the transactions contemplated by this Agreement or in any proposed material transaction with the Corporation or any of the Subsidiaries which, as the case may be, materially affects, is material to or will or may reasonably be expected to materially affect the Corporation or any of the Subsidiaries;

         (x) the Corporation and the Subsidiaries have filed in a timely manner all necessary tax returns and notices and have paid all applicable taxes of whatsoever nature for all tax years to the date hereof to the extent that such taxes have become due or have been alleged to be due and the Corporation is not aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to result in any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Corporation or any of the Subsidiaries;

         (y) the website of the Corporation does not contain material information with respect to the Corporation or the Subsidiaries which is incomplete, incorrect or omits any fact so as to render such information false or misleading, or a material news release which has not been disseminated on a news wire service and all information contained on such
                  website  in  respect  of  the  Offering   complies   with  the
                  Securities Laws in respect of, but not limited to, restrictions on promotional material disseminated before and during a Distribution; and

         (z) the Corporation has not withheld from the Agents any facts relating to the Corporation and the Subsidiaries or to the Offering that would be a material fact, as such term is defined by the Securities Laws.

11.      GENERAL COVENANTS:

         (a) CONCURRENT OFFERINGS: The Corporation shall not, without the prior written consent of the Agents (such consent not to be unreasonably withheld), authorize, issue or sell Common Shares or securities convertible into or exchangeable or exercisable for Common Shares (other than the Offered Securities or upon the exercise of convertible securities outstanding as of the date hereof or pursuant to its share option plan) or agree to do so or publicly announce any intention to do so, at any time prior to 180 days after the Closing Date.

         (b) PROSPECTIVE PURCHASERS: The Corporation agrees to use its best efforts to direct to the Agents all prospective purchasers of the Units.

         (c) DISCLOSURE DOCUMENTS: During the Distribution of the Units, the Corporation shall deliver to the Agents a copy of all press releases issued and material change reports and other documents filed with any securities regulatory authority by the Corporation forthwith upon such press release being issued or material change report or other document being filed.

         (d) USE OF PROCEEDS: The Corporation shall apply the net proceeds from the sale of the Units for the purposes set forth under "Use of Proceeds" in the Final Prospectus.

         (e) STOCK EXCHANGE LISTING: The Corporation will use its best efforts:

              (i) to maintain the listing of the Common Shares on the Stock Exchange and the status of the Corporation as a reporting issuer not in default under the Securities Laws of the Qualifying Provinces for a period of three years from the date hereof; and

              (ii) to list the Unit Warrants on the Stock Exchange as soon as possible following the date when the Unit Warrants satisfy the Stock Exchange's public distribution requirements.

12. CONDITIONS: The obligation of the Agents to complete the purchase and sale of the Offered Securities shall be subject to the accuracy of the representations and warranties of the Corporation contained herein both as of the date hereof and as of the Closing Time, the performance by the Corporation of its obligations hereunder, receipt by the Agents and acceptance by the Corporation of subscriptions for at least 2,500,000 Units and to receipt by the Agents at the Closing Time of the following:

         (a) a favourable legal opinion dated the Closing Date of counsel to the Corporation addressed to the Agents with respect to the following matters:

              (i)      the   incorporation   and   valid   subsistence  of   the
                       Corporation and the Subsidiaries;

              (ii) the corporate power and capacity of the Corporation and the Subsidiaries and their qualification to own, lease and operate their property and assets and to conduct their business in all jurisdictions where such qualification is required;

              (iii)    the   authorized   and   issued   share   capital  of the
                       Corporation;

              (iv) the ownership by the Corporation of all of the issued and outstanding shares of the Subsidiaries;

              (v) the conformity of the attributes of the Unit Shares and the Unit Warrants to the description thereof in the Final Prospectus;

              (vi) the corporate capacity, power and authority of the Corporation to execute and deliver this Agreement and the Ancillary Documents;

              (vii) all necessary corporate action having been taken by the Corporation to duly authorize, execute and deliver this Agreement, the Ancillary Documents and the certificates representing the Unit Warrants, the due execution, delivery and enforceability of this Agreement and the Ancillary Documents and the holders of Unit Warrants being entitled to the benefits of the Warrant Indenture;

              (viii) the Unit Shares having been validly allotted and issued and being outstanding as fully paid and non-assessable shares;

              (ix) all necessary corporate action having been taken by the Corporation to validly allot and reserve for issuance the Unit Shares issuable upon exercise of the Over-Allotment Option and the Agents' Options and, upon exercise thereof, such Unit Shares will be validly issued and outstanding as fully paid and non-assessable;

              (x) the Unit Warrants having been validly authorized, created and issued, the certificates representing the Unit Warrants having been executed, certified and delivered and constituting legal, valid and binding obligations of the Corporation;

              (xi) all necessary corporate action having been taken by the Corporation to validly allot and reserve for issuance the Unit Warrants issuable upon exercise of the Over-Allotment Option and the Agents' Option and, upon exercise thereof, such Unit Warrants will be validly issued;

              (xii) all necessary corporate action having been taken by the Corporation to validly allot and reserve for issuance the Warrant Shares and, upon exercise thereof, such Warrant Shares will be validly issued and outstanding as fully paid and non-assessable;

              (xiii) the authorization, execution and delivery by the Corporation of this Agreement, the Ancillary Documents and the certificates representing the Unit Warrants, the performance of the provisions thereof by the Corporation and the offering, issue and sale of the Unit Shares and Unit Warrants (including the Unit Shares and Unit Warrants, if any, issued upon exercise of the Over-Allotment Option), the issue of the Agents' Options and the issue of the Unit Shares and Warrant Shares upon the exercise thereof not requiring the consent, approval, or authorization of, or registration or qualification with, any governmental authority, stock exchange, securities regulatory authority or other person, except such as have been obtained or conflicting with or resulting in a breach or violation of the articles or by-laws of the Corporation or resolutions of the directors or shareholders of the Corporation;

              (xiv) all necessary documents having been filed and all necessary proceedings having been taken by the Corporation and all approvals, permits, consents, orders and authorizations of the appropriate regulatory authorities under the Securities Laws of the Qualifying Provinces having been obtained by the Corporation to qualify the Distribution of the Unit Shares and Unit Warrants (including the Unit Shares and Unit Warrants, if any, issued upon exercise of the Over-Allotment Option) and to qualify the Distribution (one-half only in Ontario) of the Agents' Options (the "Qualified Agents' Options") to the Agents;

              (xv) the Distribution in Ontario of one-half of the Agents' Options (the "Non-Qualified Agents' Options") to the Agents being exempt from the prospectus and registration requirements of the Securities Act (Ontario);

              (xvi) the issuance of Unit Shares upon exercise of the Agents' Options and the issuance of Warrant Shares upon exercise of Unit Warrants being exempt from the prospectus and registration requirements of the Securities Laws;

              (xvii) the first trade in the Unit Shares issued upon exercise of the Qualified Agents' Options and the first trade in the Warrant Shares (including the Warrant Shares issued upon exercise of the Qualified Agents' Options) not being subject to any statutory hold or restricted resale period (subject to usual qualifications);

              (xviii) the first trade in the Unit Shares issued upon exercise of the Non-Qualified Agents' Options and the Warrant Shares issued upon exercise of the Non-Qualified Agents' Options not being subject to any statutory hold or restricted resale period extending beyond four months from the date of grant of the applicable Agents' Options (subject to usual qualifications);

              (xix) the form of certificates representing the Common Shares, the Unit Warrants and the Agents' Options having been approved by the directors of the Corporation and conforming with applicable law and, in the case of the Common Shares, the requirements of the Stock Exchange and, in the case of the Unit Warrants, the provisions of the Warrant Indenture;

              (xx) Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario having been appointed as registrar and transfer agent for the Common Shares and as trustee under the Warrant Indenture;

              (xxi) the Common Shares being listed and posted for trading on the Stock Exchange and the Unit Shares issuable in connection with the Offering and the exercise of the Agents' Options having been conditionally approved for listing;

              (xxii) confirming the opinions in the Final Prospectus under the heading "Eligibility for Investment";

              (xxiii) confirming compliance with the language laws of the Province of Quebec; and

              (xxiv) with respect to such other matters as the Agents may reasonably require;

                  provided that such counsel shall be entitled to rely on the opinions of local counsel acceptable to the Agents as to matters governed by the laws of jurisdictions other than the laws of Canada and the Province of Alberta and as to matters of fact, on certificates of the Transfer Agent, public and Stock Exchange officials and senior officers of the Corporation;

         (b) a letter dated the Closing Date from the Auditors, addressed to the Agents and the board of directors of the Corporation, in form and substance satisfactory to the Agents, acting reasonably, confirming the continued accuracy of the comfort letter delivered to the Agents and the board of directors of the Corporation pursuant to subparagraph 5(a)(iv) hereof with such changes as may be necessary to bring the information in such letter forward to within two Business Days of the Closing Date, which changes shall be acceptable to the Agents;

         (c) a certificate of the Transfer Agent dated the Closing Date and signed by an authorized officer of the Transfer Agent, addressed to the Agents, confirming the issued capital of the Corporation;

         (d) certificates dated the Closing Date, signed by appropriate senior officers of the Corporation, addressed to the Agents, with respect to the articles and by-laws of the Corporation, the resolutions of the directors and shareholders, if any, of the Corporation and any other corporate action taken relating to this Agreement and to the allotment, issue and sale of the Units, Unit Shares and Unit Warrants, the Common Shares issuable upon exercise of the Unit Warrants and the Common Shares and Unit Warrants issuable upon exercise of the Agents' Options and specimen signatures of signing officers of the Corporation and with respect to such other matters as the Agents may reasonably request;

         (e) a certificate dated the Closing Date, addressed to the Agents, signed by the President and the Chief Financial Officer of the Corporation or any two other senior officers of the Corporation acceptable to the Agents substantially in the form attached hereto as Schedule A;

         (f)      definitive certificates  representing  the Units,  Unit Shares
                  and  the  Unit  Warrants   registered  in  the  names  of  the
                  Purchasers or in such other names as the Agents may direct;

         (g)      definitive  certificates  representing  the  Agents'   Options
                  registered in the names of the Agents or in such other name as the Agents may direct; and

         (h)      such  further  documents  as  may  be  contemplated  by   this
                  Agreement or as the Agents may reasonably require.

13.      (a)      TERMINATION RIGHTS: If, at any time prior to the Closing Time:

              (i) LITIGATION; INVESTIGATION: any enquiry, claim, demand, action, suit, investigation or other proceeding, whether formal or informal, is instituted, threatened or announced or any order or judgment is made by any federal, provincial or other governmental authority or court in relation to the Corporation or the Subsidiaries, or there is any change in law (including, without limiting the foregoing, common law, statute, regulation or order in council), or the interpretation or administration thereof which, in the sole opinion of the Agents, could materially adversely affect the value of or demand for the Offered Securities or which operates to prevent or restrict the Distribution or trading of the Offered Securities;

              (ii) MATERIAL CHANGE: there should occur any material change or a change in any material fact, including, without limitation, such as is contemplated in subparagraphs 6(a) or 6(b) hereof, which results or, in the sole opinion of the Agents, might reasonably be expected to have a material adverse effect on the market price or value of the Offered Securities;

              (iii) DISASTER OUT: there should develop, occur or come into effect any occurrence of national or international consequence or any event, action, condition, law, governmental regulation, enquiry or other development or occurrence, whether in any financial markets or otherwise, of any nature whatsoever which, in the sole opinion of the Agents, materially adversely affects or would materially adversely affect, the financial markets or the business, operations or affairs of the Corporation and the Subsidiaries on a consolidated basis;

              (iv) MARKET OUT: the state of the financial markets is such that in the sole opinion of the Agents it would be unprofitable to offer or continue to offer for sale the Offered Securities; or

              (v) DUE DILIGENCE: the Agents are not satisfied in their sole discretion with the results of all or any portion of their due diligence review and investigation of the Corporation or the Subsidiaries;

                  the Agents shall be entitled at their option, in accordance with subparagraph 13(c) hereof, to terminate the Offering and their obligation under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

         (b) CONDITIONS: The Corporation agrees that all material terms and conditions of this Agreement shall be construed as conditions, that it will use its best efforts to cause such conditions to be complied with, and that any breach or failure by the Corporation to comply with any of such conditions shall entitle the Agents to terminate their obligations to complete the Closing by notice to that effect given to the Corporation at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. The Agents may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Agents only if such waiver or extension is in writing and signed by the Agents.

         (c) EXERCISE OF TERMINATION RIGHTS: The rights of termination contained in subparagraphs 13(a) and (b) are in addition to any other rights or remedies the Agents may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of the Agents to the Corporation or on the part of the Corporation to the Agents except in respect of any liability which may have arisen or may arise after such termination under paragraphs 14, 15, 17 or 18.

14.      INDEMNITY:

         (a) INDEMNITY: The Corporation agrees to protect, hold harmless and indemnify the Agents and every director, officer, employee and agent of the Agents (each an "Indemnified Person") from and against all losses, claims, costs, damages, expenses or liabilities (other than loss of profits), which the Agents or any Indemnified Person may be subject to or suffer or incur, whether under the provisions of any statute or otherwise, and which are caused or incurred by or arise directly or indirectly by reason of or in consequence of:

              (i) any information or statement (except any information or statement furnished by and relating solely to the Agents) contained in the Prospectus or in any certificate of the Corporation delivered under this Agreement which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

              (ii) any omission or alleged omission to state in the Prospectus or any certificate of the Corporation delivered under this Agreement or pursuant to this Agreement any material fact or information (except facts or information furnished by and relating solely to the Agents), required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

              (iii) any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission, or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission furnished by and relating solely to the Agents) in the Prospectus (other than as a result of acts or omissions of the Agents), preventing or restricting the trading in or the Distribution of the Offered Securities in any of the Qualifying Provinces;

              (iv) the non-compliance or alleged non-compliance by the Corporation with the Securities Laws of the Qualifying Provinces or any other applicable laws in connection with the transactions contemplated herein;

              (v) the negligence or wilful misconduct by the Corporation relating to or connected with the sale by the Corporation of the Offered Securities; or

              (vi) the breach of, or default under, any term, condition, covenant or agreement of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or made by the Corporation in connection with the sale of the Offered Securities or any representation or warranty of the Corporation made or contained herein or in any other documents of the Corporation delivered pursuant hereto being, or being alleged to be, untrue, false or misleading.

         (b) NOTIFICATION OF CLAIMS: If any matter or thing contemplated by this paragraph (any such matter or thing being referred to as a "Claim") is asserted against any one or more of the Indemnified Persons, such Indemnified Person shall notify the Corporation, as soon as possible in writing of the nature of such Claim and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Person, acting reasonably, that no settlement of any such Claim may be made by the Corporation or the Indemnified Person without the prior written consent of the other party and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement.

         (c) RIGHT OF INDEMNITY IN FAVOUR OF OTHERS: With respect to any Indemnified Person who is not a party to this Agreement, the Agents shall obtain and hold the rights and benefits of this paragraph in trust for and on behalf of such Indemnified Person.

         (d) RETAINING COUNSEL: In any such Claim, the Indemnified Person shall have the right to retain other counsel to act on the Indemnified Person's behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Person unless: (i) the Corporation fails to assume the defence of such claim on behalf of the Indemnified Person within ten days of receiving notice of such Claim; (ii) the Corporation and the Indemnified Person shall have mutually agreed to the retention of other counsel, or (iii) the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Person on the one hand and the Corporation on the other hand and the Indemnified Person has been advised by the Indemnified Person's counsel that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them; in which event or events the fees and disbursements of such separate counsel shall be paid by the Corporation, subject as hereinafter provided. Where more than one Indemnified Person is entitled to retain separate counsel in the circumstances described herein, all such Indemnified Persons shall be represented by one separate counsel and the fees and disbursements of only one separate counsel for all Indemnified Persons shall be paid by the Corporation, unless:

              (i) the Corporation and the Indemnified Persons have mutually agreed to the retention of more than one counsel for the Indemnified Persons; or

              (ii) the Indemnified Persons or any of them have or has been advised in writing by their or any of their counsel that representation of all of the Indemnified Persons by the same counsel would be inappropriate due to actual or potential differing interests between them.

15.      CONTRIBUTION:

         (a) CONTRIBUTION: In order to provide for just and equitable contribution in circumstances in which the indemnity provided in paragraph 14 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Agents or enforceable otherwise than in accordance with its terms, the Corporation and the Agents, severally, shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits) of a nature contemplated in paragraph 14 in such proportions so that the Agents are responsible for the portion represented by the percentage that the aggregate fee payable by the Corporation to the Agents bears to the aggregate offering price of the Units and the Corporation is responsible for the balance, whether or not they have been sued together or sued separately. The Agents shall not in any event be liable to contribute, in the aggregate, any amount in excess of such aggregate fee or any portion of such fee actually received. However, no party who has engaged in any fraud, fraudulent misrepresentation or gross negligence shall be entitled to claim contribution from any person who has not engaged in fraud, fraudulent misrepresentation or gross negligence.

         (b) RIGHT OF CONTRIBUTION IN ADDITION TO OTHER RIGHTS: The rights to contribution provided in this paragraph shall be in addition to and not in derogation of any other right to contribution which the Agents or the Corporation may have by statute or otherwise at law.

         (c) CALCULATION OF CONTRIBUTION: In the event that the Corporation may be held to be entitled to contribution from the Agents under the provisions of any statute or at law, the Corporation shall be limited to contribution in an amount not exceeding the lesser of:

              (i) the portion of the full amount of the loss or liability giving rise to such contribution for which the Agents are responsible, as determined in subparagraph 15(a) hereof; and

              (ii) the amount of the Agents' Commission actually received by the Agents from the Corporation under this Agreement.

         (d) NOTICE: If either Agent has reason to believe that a claim for contribution may arise, it shall give the Corporation and the other Agent notice of such claim in writing, as soon as reasonably possible, but failure to notify the Corporation shall not relieve the Corporation of any obligation which it may have to the Agents under this paragraph except to the extent by which the Corporation is prejudiced by such failure.

         (e) RIGHT OF CONTRIBUTION IN FAVOUR OF OTHERS: With respect to this paragraph, the Corporation acknowledges and agrees that each Agent is contracting on its own behalf and as agent for its directors, officers, employees and agents.

         (f) WAIVER OF RIGHT: The Corporation hereby waives its right to recover contribution from the Agents and the other Indemnified Persons with respect to any liability of the Corporation by reason of or arising out of any misrepresentation contained in the Prospectus; provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason or arising out of any information or statements relating solely to and provided by the Agents or any failure by the Agents or the members of any selling group formed by the Agents in connection with the Offering to provide to Purchasers any document which the Corporation is required to provide to the Purchasers and which the Corporation has provided or made available to the Agents to forward to the Purchasers.

16. SEVERABILITY: If any provision of this Agreement shall be adjudged by a competent authority to be invalid or for any reason unenforceable in whole or in part, such invalidity or unenforceability shall not affect the validity, enforceability or operation of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

17.      EXPENSES:  Whether or not the Offering of the Units shall be completed:

         (a) the Agents shall not be responsible for any legal fees, professional fees or costs associated with the preparation, printing or distribution of any disclosure document or any marketing documents or other marketing devices (including, without limitation, the Prospectus, slide presentation and videos, the costs of road shows, if any) and the Corporation will so advise all contractors for such services;

         (b) all expenses of or incidental to the creation, conceptualization, issuance and sale of the Units will be borne by the Corporation, including without limitation, the costs of preparation and printing of the Prospectus and any marketing devices (such marketing devices to include, without limitation, the Prospectus, green sheets (if any), slide presentation, videos and roadshows), accounting fees and disbursements, travel expenses and fees and disbursements of the Corporation's legal counsel; and

         (c) all expenses of the Agents (including, without limitation, out-of-pocket expenses, telephone charges, roadshow expenses, green sheets, travel and accommodation expenses and entertainment expenses (of or incidental to the creation, conceptualization, issuance and sale of the Units, the preparation of the Prospectus and the printing of any marketing material or documents or marketing devices, if any, will be borne by the Corporation including, without limitation, fees and disbursements of the Agents' counsel. Such expenses, plus any taxes thereon other than income taxes, shall be reimbursed by the Corporation at closing, if any, or at any time forthwith upon presentation by the Agents of a statement of account to the Corporation.

18. SURVIVAL OF REPRESENTATIONS AND WARRANTIES: The representations, warranties, obligations and agreements of the Corporation contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the sale of the Units shall survive the purchase of the Units and shall continue in full force and effect unaffected by any subsequent disposition of the Offered Securities by the purchasers or the termination of the Agents' obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Agents in connection with the preparation of the Prospectus or the Distribution of the Units.

19. ACTION BY AGENTS: All actions which must or may be taken by the Agents in connection with this Agreement, including the delivery of any notice, request, direction, consent, waiver, extension or other written communication pursuant to the provisions hereof, may be taken by Desjardins on the Agents' behalf and the execution of this offer: (i) by the Corporation shall constitute its agreement to accept notification of any such actions from Desjardins; and (ii) by First Associates shall constitute its agreement that all actions so taken by Desjardins shall be binding upon First Associates as if it had taken such action directly and that Desjardins shall have no liability to First Associates therefor.

20.      TIME OF THE ESSENCE: Time shall be of the essence of this Agreement.

21. GOVERNING LAW: This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable in the Province of Alberta.

22. ENTIRE AGREEMENT: This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supercedes any and all previous agreements, whether written or oral, express or implied.

23. BINDING EFFECT, ASSIGNABILITY: This Agreement shall enure to the benefit of the parties hereto and their successors. This Agreement shall not be assignable by any of the parties hereto.

24. NOTICE: Unless herein otherwise expressly provided, any notice, request, direction, consent, waiver, extension, agreement or other communication that is required to, or may, be given or made hereunder shall be in writing and either personally delivered to a responsible officer of the addressee or sent by telecopy :

         (a)      If to the Corporation, addressed and sent to:

                  VHQ Entertainment Inc.
                  6201 - 46th Avenue
                  Red Deer, Alberta
                  T4N 6Z1

                  Attention:        President
                  Fax:              (403) 309-5511

                  with a copy to:

                  Shea Nerland Calnan
                  Suite 1900
                  715 - 5th Avenue
                  Calgary, Alberta
                  T2P 2X6

                  Attention:        Joe Brennan
                  Fax:              (403) 299-9601

         (b)      If to the Agents, addressed and sent to:

                  Desjardins Securities Inc.
                  Suite 2750
                  145 King Street West
                  Toronto, Ontario
                  M5H 1J8

                  Attention:        Jean-Pierre Colin
                  Fax:              (416) 861-9992

                  First Associates Investments Inc.
                  Suite 5200
                  Toronto-Dominion Centre
                  66 Wellington Street West
                  Toronto, Ontario
                  M5K 1K7

                  Attention:        Philip Benson
                  Fax:              (416) 601-9035


                  with a copy to:

                  Gowling Lafleur Henderson LLP
                  Suite 5800, Scotia Plaza
                  40 King Street West
                  Toronto, Ontario
                  M5H 3Z7

                  Attention:        Leslie T. Gord
                  Fax:              (416) 369-7250

         or to such other address as any of the parties may designate by notice given to the others.

         Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the Business Day sent if transmitted prior to 2:00 p.m. Toronto time on that day or the next Business Day following the day on which it is sent if transmitted on a day other than a Business Day or after 2:00 p.m. Toronto time on a Business Day.

25. COUNTERPARTS: This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, each of which shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to the Agents upon which this letter as so accepted shall constitute an agreement among us.

                               DESJARDINS SECURITIES INC.
                               Per:
                                     /s/ JEAN-PIERRE COLIN
                               -------------------------------------------------

                               Authorized Signing Officer
                               Name:  Jean-Pierre Colin
                               Title:    Vice President, Corporate Finance

                               FIRST ASSOCIATES INVESTMENTS INC.
                               By:
                                    /s/ RICHARD STUCHBERRY
                               -------------------------------------------------

                               Authorized Signing Officer
                               Name:  Richard Stuchberry
                               Title:    Chairman & CEO


The foregoing offer is accepted and agreed to as of the date first above written.

VHQ ENTERTAINMENT INC.
By:
     /s/ GREGG C. JOHNSON
----------------------------------
Authorized Signing Officer
Name:    Gregg C. Johnson
Title:   President

                                   SCHEDULE A

TO:               DESJARDINS SECURITIES INC.

AND TO:           FIRST ASSOCIATES INVESTMENTS INC.

                                   CERTIFICATE

                  The undersigned, Gregg C. Johnson, President and Chief Operating Officer of VHQ Entertainment Inc. (the "Corporation"), and Derrek R. Wong, Senior Vice President, Finance and Chief Financial Officer of the Corporation, hereby certify, for and on behalf of the Corporation in their capacity as officers of the Corporation and not in their personal capacity, after having made due inquiry, that the following facts, matters and information are true and accurate and not misleading in any material respect:

1. The Corporation has complied with all covenants and agreements contained in, and has satisfied all of the terms and conditions of, the Agency Agreement to be complied with and satisfied by the Corporation at or prior to the Closing Time.

2. The representations and warranties of the Corporation contained in the Agency Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated thereby.

3. Other than as disclosed in the Final Prospectus, there is no action, suit, proceeding, enquiry or investigation (whether or not purportedly on behalf of the Corporation or any of the Subsidiaries) pending or threatened against or affecting the Corporation or any of the Subsidiaries at law or in equity or before or by any federal, provincial, territorial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which could in any way materially adversely affect the Corporation or any of the Subsidiaries or the condition (financial or otherwise) of the Corporation or any of the Subsidiaries or which questions the validity of the issuance of the Offered Securities or any action taken or to be taken by the Corporation contemplated in the Prospectus or pursuant to or in connection with this Agreement;

4. No order preventing or suspending trading in any securities of the Corporation or prohibiting the issue and sale of securities by the Corporation has been issued and no proceedings for either of such purposes are pending or, to the best knowledge of the undersigned, threatened;

5. This certificate is being made and delivered pursuant to subparagraph 12(e) of the Agency Agreement dated August 26, 2002 between the Corporation and the Agents (the "Agency Agreement") and the undersigned acknowledge that the addressees hereof will be relying on this certificate.

6. Unless otherwise defined herein, all words and terms with the initial letter or letters thereof capitalized in this certificate and not defined herein but defined in the Agency Agreement shall have the meanings given to such capitalized words and terms in the Agency Agreement. The undersigned acknowledge that they are familiar with the definitions given to the capitalized words and terms in the Agency Agreement and such definitions are hereby incorporated by reference.

                  IN   WITNESS   WHEREOF  the  undersigned  have  executed  this
certificate as of the _____ day of _________, 2002.

                                    VHQ ENTERTAINMENT INC.



                                    --------------------------------------------
                                    Name:  Gregg C. Johnson
                                    Title: President and
                                           Chief Operating Officer



                                    --------------------------------------------
                                    Name:  Derrek R. Wong
                                    Title: Senior Vice President, Finance
                                           and Chief Financial Officer





TOR_LAW\5079385 v5








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